                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003 with respect to securities and similar investments reflected in the investment accounts of the Fund.

Schwab Capital Trust

/s/ Randall W. Merk
-----------------------------
Randall W. Merk

President and Chief Executive Officer

/s/ Tai-Chin Tung
---------------------------------
Tai-Chin Tung
Treasurer and Principal Financial Officer

[PRICEWATERHOUSECOOPERS LLP LOGO]

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      333 Market St.
                                                      San Francisco CA 94105
                                                      Telephone (415) 498 5000
                                                      Facsimile (415) 498 5100

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
Schwab Capital Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2003 (without prior notice to management) with respect to agreement of security purchases and sales, for the period from December 31, 2002 (the date of our last examination), through March 31, 2003:

- Review of the Funds' mutual fund investments at March 31, 2003 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Funds' custodian on such date;

- Confirmation of CSC's omnibus accounts for mutual fund investments at March 31, 2003 with Boston Financial Data Services ("BFDS");

- Review of management's reconciliation of the omnibus account confirmation results to omnibus account positions recorded on the books and records of BFDS, at March 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by CSC to mutual fund investments recorded on the books and records of the Funds at March 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by BFDS to mutual fund investments recorded on the books and records of the Funds at March 31, 2003, in all material respects; and

[PRICEWATERHOUSECOOPERS LLP LOGO]

- Agreement of eight security purchases and eight security sales since our last examination from the books and records of the Funds to third party mutual fund transfer agency confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003 with respect to mutual fund investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
------------------------------
April 28, 2003

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2
 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]

1.  Investment Company Act File Number:         Date examination completed:

               811-7704                                          March 31, 2003

2.  State Identification Number:


AL       --         AK   02 03873    AZ   20205         AR           93-M0261-12    CA    505-6972      CO   IC-93-06-160
CT    SI46900       DE   339         DC   60009385      FL           Exempt         GA    SC-19938      HI   --
ID    49355         IL   251577      IN   93-0319 IC    IA           I-41482        KS    1998S0001357  KY   M31787
LA    79539         ME   2-13755     MD   SM19981147    MA           --             MI    924329        MN   R-36652.1
MS    MF-98-08-129  MO   1993-00496  MT   39119         NE           35,612         NV    --            NH   --
NJ    BEM-1167      NM   345530      NY   --            NC           3181           ND    V578          OH   32282
OK    SE-2025436    OR   1995-665    PA   93-5-025MF    RI           --             SC    MF11533       SD   15702
TN    RM01-3534     TX   C-56104     UT   004-8656-45   VT           5/07/98-01     VA    116961        WA   60020838
WV    MF-32088      WI   349089-03   WY   18237         PUERTO RICO                       S-19466

 Other (specify):

3.  Exact name of investment company as specified in registration statement:

    SCHWAB MARKETTRACK PORTFOLIOS - ALL EQUITY PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL Trust)


4. Address of principal executive office: (number, street, city, state, zip code)

    101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]



1. Investment Company Act File Number:       Date examination completed:

                  811-7704                                     March 31, 2003

2. State Identification Number:

AL       --             AK   02 00687    AZ     13076          AR           93-M0261-12    CA     505-6972     CO     IC-93-06-160
CT       SI35350        DE   3149        DC     60009290       FL           Exempt         GA     SC-19938     HI     --
ID       45975          IL   0251577     IN     93-0319 IC     IA           I-34553        KS     1996S67      KY     M31787
LA       79539          ME   202648      MD     SM19950826     MA           95-0438        MI     928265       MN     R-36652.1
MS       MF-95-07-106   MO   --          MT     33571          NE           29,687         NV     --           NH     --
NJ       BEM-1167       NM   0251577     NY     S 27 32 26     NC           3181           ND     N129         OH     32282
OK       SE-2030433     OR   1995-665    PA     93-5-025MF     RI           --             SC     MF9250       SD     6517
TN       RM01-3646      TX   C-48139     UT     004-8656-45    VT           7/24/95-14     VA     116961       WA     C-51629
WV       BC-30435       WI   303932-03   WY     18237          PUERTO RICO                        S-16021

   Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - BALANCED PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                     Pursuant to Rule 17f-2 [17 CFR.17f-2]



1. Investment Company Act File Number:          Date examination completed:

  811-7704                                                        March 31, 2003

2. State Identification Number:

AL       --            AK   0200688     AZ     13077          AR           93-M0261-05   CA     505-6972     CO     IC-93-06-160
CT     SI35334         DE   3150        DC     60009291       FL           Exempt        GA     SC-19938     HI     --
ID     45978           IL   0251577     IN     93-0319 IC     IA           I-34554       KS     1996S69      KY     M31787
LA     79539           ME   2-2647      MD     SM19950827     MA           95-0423       MI     928267       MN     R-36652.1
MS     MF-95-07-083    MO   --          MT     33573          NE           29,680        NV       --         NH     --
NJ     BEM-1167        NM   35761       NY     --             NC           3181          ND     N130         OH     32282
OK     SE-2030435      OR   1995-665    PA     93-5-025MF     RI           --            SC     MF9261       SD     6516
TN     RM01-3646       TX   C-48129     UT     004-8656-45    VT           7/24/95-13    VA     116961       WA     C-51638
WV     BC-30436        WI   303935-03   WY     18237          PUERTO RICO                       S-16019

  Other (specify):

3.    Exact name of investment company as specified in registration statement:


      SCHWAB MARKETTRACK PORTFOLIOS - CONSERVATIVE PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)


4. Address of principal executive office: (number, street, city, state, zip code)


      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]



1.    Investment Company Act File Number:     Date examination completed:

               811-7704                                         March 31, 2003

2.    State Identification Number:

AL       --              AK     01 03239    AZ    13078          AR            93-M0261-04   CA     505-6972  CO      IC-93-06-160
CT       SI35335         DE     3151        DC    60009292       FL            Exempt        GA     SC-19938  HI      --
ID       45976           IL     251577      IN    93-0319 IC     IA            I-34555       KS     1996S68   KY      M31787
LA       79539           ME     202646      MD    SM19950820     MA            95-0424       MI     928267    MN      R-36642.1
MS       MF-95-07-080    MO     --          MT    33572          NE            29,681        NV     --        NH      --
NJ       BEM-1167        NM     317042      NY    S 27 32 28     NC            3181          ND     N131      OH      32282
OK       SE-2030434      OR     1995-665    PA    93-5-025MF     RI            --            SC     MF9260    SD      6518
TN       RM01-3646       TX     C-48130     UT    004-8656-45    VT            7/24/95-15    VA     1904      WA      60014083
WV       BC-30437        WI     303933-03   WY    18237          PUERTO RICO                        S-16002

 Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - GROWTH PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104